UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: June 2014

Commission File Number: 001-36136

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

 Form 20-F ☒                                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Agreements to Exchange Indebtedness For Equity Securities

Reference is made to the offering (“Offering”) of ordinary shares of CBD Energy Limited (the “Company”), as described in the preliminary prospectus dated June 4, 2014 (the “Preliminary Prospectus”), included in Amendment 3 to the Registration Statement of the Company on Form F-1 (File No. 333-194780), filed with the Securities and Exchange Commission (“SEC”) on June 4, 2014 (“Amendment No. 3”). All dollar amounts referred to herein are U.S. dollars

Agreements with Convertible Noteholders

On June 10, 2014 the Company amended exchange agreements with two holders of its convertible notes (each a “Convertible Note Exchange Agreement”) to exchange note obligations for Class A Preferred Shares and other consideration, as summarized below by convertible note series:

Series 1 Convertible Notes:

On June 10, 2014, the Company entered into a note exchange agreement with a holder of our Series 1 Convertible Notes whereby the agreement of May 30, 2014 to exchange US$2,000,000 of the Company’s obligations under the Series 1 Notes held by such noteholder was amended to provide that the Company would exchange US$2,000,000 of our Series 1 Convertible Note obligations for 200 Class A Preferred Shares instead of ordinary shares, as contemplated by the agreement of May 30, 2014. Assuming a public offering price of US$5.00 per share in the Offering (the midpoint of the price range set forth on the cover of the Preliminary Prospectus), the conversion of all of the Class A Preferred Shares issuable to our Series 1 Convertible Noteholder upon effectiveness of the agreement would result in the issuance by the Company of an aggregate of 400,000 ordinary shares.

Series 3 Convertible Notes

On June 10, 2014, the Company entered into a note exchange agreement with a holder of its Series 3 Convertible Notes whereby the agreement of May 30, 2010 to exchange US$1,100,000 of the Company’s obligations under the Series 3 Notes held by such noteholder was amended to provide that: (i) the Company would instead exchange US$2,350,000 of its Series 3 Convertible Note obligations for 235 Class A Preferred Shares and (ii) the remainder of the indebtedness under the Series 3 Convertible Notes, after giving effect to the exchange of US$2,350,000 of note obligations for Class A Preferred Shares (approximately US$23,248 as of May 31, 2014), would be exchanged for Company ordinary shares. Assuming a public offering price of US$5.00 per share in the Offering (the midpoint of the price range set forth on the cover of the Preliminary Prospectus), (i) conversion of all of the Class A Preferred Shares issuable to our Series 3 Convertible Noteholder would result in the issuance by the Company of an aggregate of 470,000 ordinary shares and (ii) the exchange of our Series 3 Note obligations for ordinary shares upon effectiveness of the agreement would result in the issuance by the Company of an aggregate of 4,650 ordinary shares.

The Company and each counterparty to a Convertible Note Exchange Agreement are obligated to consummate the exchanges of Company indebtedness into Company securities as provided in the Exchange Agreements, effective upon the commencement of trading on the NASDAQ Capital Market of the ordinary shares issued in the Offering. If the Company’s securities issued in the Offering do not commence trading on the NASDAQ Capital Market on or prior to June 30, 2014, the Exchange Agreements will terminate and the Company’s existing obligations to the holders of the Convertible Notes, will remain in effect, and the existing rights of the holders of the Convertible Notes will not have changed other than as a result of the passage of time.

The Class A Preferred Shares authorized for issuance by the Company’s Board upon effectiveness of the Convertible Note Exchange Agreements will: (i) have a face value of US$10,000 per Class A Preferred Share, (ii) have a liquidation preference over our ordinary shares equal to the face value plus any accrued and unpaid dividends, (iii) be non-voting (except with respect to any Class A Preferred Stock matters in accordance with the Corporations Act) (iv) be convertible at any time, in whole or in part at the holder’s option, into a number of Company ordinary shares determined by dividing the liquidation preference value of number of Class A Preferred Share being converted by the lesser of $15.90 or the lowest offer price of the ordinary shares being offered pursuant to the Preliminary Prospectus, (v) be redeemable by the Company, in whole or in part, at any time upon the giving of prior notice, and (vi) be redeemable by the holder only upon the occurrence of the Company filing for bankruptcy, administrative or similar protection under applicable statutes, being judged insolvent or initiating liquidation proceedings or other analogous proceedings.

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The issuances of Company securities pursuant to the Exchange Agreements will not be registered under the Securities Act. The Company is relying on certain exemptions from the registration requirements, including the exemptions provided by Section 3(a)(9) and Reg S, of the Securities Act, which exemptions the Company believes are available because the securities will not have been offered pursuant to a general solicitation, and because of the status of each Exchange Agreement counterparty as an “accredited investor” as defined in Regulation D under the Securities Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

June 11, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director

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